                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant's Form F-3
Registration Statement File No. 333-128225 and Form S-8 Registration Statements
File Nos. 333-12014 and 333-123321.

                        MER Telemanagement Solutions Ltd.

6-K Items

     1. Press release re MTS Announces Third Quarter 2006 Financial Results
dated November 9, 2006.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              MER TELEMANAGEMENT SOLUTIONS LTD.
                                              (Registrant)

                                              By: /s/ Eytan Bar
                                              -----------------
                                              Eytan Bar
                                              President and
                                              Chief Executive Officer

Date: November 9, 2006

               MTS ANNOUNCES THIRD QUARTER 2006 FINANCIAL RESULTS

RA'ANANA, ISRAEL - NOVEMBER 9, 2006 - MTS - MER TELEMANAGEMENT SOLUTIONS LTD.
(NASDAQ CAPITAL MARKET: MTSL), a global provider of business support systems
(BSS) for comprehensive telecommunication management and customer care & billing
(CC&B) solutions, today announced its financial results for the third quarter of
2006, ended September 30, 2006.

Revenues for the third quarter were $2.7 million, compared with revenues of $3.0 million in the third quarter of 2005. Revenues for the nine month period ended
September 30, 2006 were $8.2 million, compared with revenues of $8.6 million for the 2005 nine month period.

Net loss for the third quarter was $644,000 or $0.11 diluted per share, compared with a net loss of $698,000 or $0.13 diluted per share, in the third quarter of
2005. Net loss for the nine month period ended September 30, 2006 was $1.6 million, or $0.27 diluted per share, a decline of 60% compared with a net loss of $3.9 million or $0.79 diluted per share, for the 2005 nine month period.

MTS ended the third quarter with an accumulated backlog of orders of approximately $1.2 million. The backlog represents orders booked but not yet recognized as revenue as of September 30, 2006.

"We believe in our growth strategy and are looking to see better results from our mature CC&B and Interconnect solutions while developing the Invoice management solutions as an additional growth engine for the coming years" said
Eytan Bar, President & CEO of MTS.

CONFERENCE CALL INFORMATION

MTS will conduct a teleconference to discuss the third quarter results on
Thursday, November 9 at 11:00 a.m Eastern Time/6:00 p.m Israel time.

     To access the conference call, please dial +1-877-210-6102 (U.S.),
+1-785-830-1916 (international), at least 10 minutes prior to commencement of the call. Reference the MTS conference call or conference ID #MULTIVU

     A replay of the call will be available from November 9 through 11:59 p.m.
EST on November 16. To access the replay, please dial +1-800-839-5324.

ABOUT MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications' expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS's Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions
(e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS's unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total cost of ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, The Netherlands, and Brazil, as
well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.
MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

CERTAIN MATTERS DISCUSSED IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS
THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO,
RISKS IN PRODUCT DEVELOPMENT PLANS AND SCHEDULES, RAPID TECHNOLOGICAL CHANGE,
CHANGES AND DELAYS IN PRODUCT APPROVAL AND INTRODUCTION, CUSTOMER ACCEPTANCE OF
NEW PRODUCTS, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, MARKET ACCEPTANCE,
THE LENGTHY SALES CYCLE, PROPRIETARY RIGHTS OF THE COMPANY AND ITS COMPETITORS,
RISK OF OPERATIONS IN ISRAEL, GOVERNMENT REGULATIONS, DEPENDENCE ON THIRD
PARTIES TO MANUFACTURE PRODUCTS, GENERAL ECONOMIC CONDITIONS AND OTHER RISK
FACTORS DETAILED IN THE COMPANY'S FILINGS WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION.

CONTACTS:

COMPANY:
Shlomi Hagai                              Ronit Weiner
Corporate COO & CFO                       Communications Managing Director
Tel: +972-9-762-1733                      Tel: +972-54-666-4737
Email: shlomi.hagai@mtsint.com            Email: ronit.weiner@mtsint.com

                           -FINANCIALS TABLES FOLLOW-

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                           SEPTEMBER 30,       DECEMBER 31,
                                                       --------------------
                                                        2006         2005         2005
                                                       -------      -------      -------
                                                            UNAUDITED            AUDITED
                                                       --------------------      -------
     ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                           $ 1,557      $ 3,712      $ 3,191
   Marketable securities                                   153          118          132
   Trade receivables, net                                2,361        1,620        1,895
   Unbilled receivables                                    220          268          104
   Other accounts receivable and prepaid expenses          692          390          491
   Inventories                                             137          161          181
                                                       -------      -------      -------

TOTAL current assets                                     5,120        6,269        5,994
                                                       -------      -------      -------

LONG- TERM INVESTMENTS:
   Investment in an affiliate                            1,572        1,738        1,615
   Long-term loans, net of current maturities                -            9            3
   Severance pay fund                                      620          480          478
   Other investments                                       365          387          347
                                                       -------      -------      -------

TOTAL long-term investments                              2,557        2,614        2,443
                                                       -------      -------      -------

PROPERTY AND EQUIPMENT, NET                                461          573          571
                                                       -------      -------      -------

OTHER ASSETS:
   Goodwill                                              4,069        3,626        3,700
   Other intangible assets, net                          1,781        1,081          993
   Deferred income taxes                                   115           73          115
                                                       -------      -------      -------

TOTAL other assets                                       5,965        4,780        4,808
                                                       -------      -------      -------

TOTAL assets                                           $14,103      $14,236      $13,816
                                                       =======      =======      =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                          SEPTEMBER 30,          DECEMBER 31,
                                                                     -----------------------
                                                                       2006           2005           2005
                                                                     --------       --------       --------
                                                                            UNAUDITED               AUDITED
                                                                     -----------------------       --------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities on bank loan                                   $    167       $      -       $      -
   Trade payables                                                         620            688            735
   Accrued expenses and other liabilities                               2,439          2,396          2,306
   Deferred revenues                                                    1,082            968            888
                                                                     --------       --------       --------

TOTAL current liabilities                                               4,308          4,052          3,929
                                                                     --------       --------       --------

LONG-TERM LIABILITIES:
   Long term bank loan                                                    833              -              -
   Accrued severance pay                                                  906            685            713
                                                                     --------       --------       --------

TOTAL long-term liabilities                                             1,739            685            713
                                                                     --------       --------       --------

SHAREHOLDERS' EQUITY:
   Share capital -
     Ordinary shares of NIS 0.01 par value - Authorized:
       12,000,000 shares at September 30, 2006 and 2005 and
       December 31, 2006; Issued: 5,784,645, 5,734,304 and
       5,744,304 shares at September 30, 2006 and 2005 and
       December 31,2005, respectively; Outstanding: 5,773,845,
       5,723,504 and 5,733,504 shares at September 30, 2006 and
       2005 and December 31, 2005                                          17             17             17
   Additional paid-in capital                                          16,072         15,917         15,966
   Treasury shares (10,800 Ordinary shares)                               (29)           (29)           (29)
   Deferred stock compensation                                              -           (159)          (142)
   Accumulated other comprehensive income (loss)                          136            (19)           (75)
   Accumulated deficit                                                 (8,140)        (6,228)        (6,563)
                                                                     --------       --------       --------

TOTAL shareholders' equity                                              8,056          9,499          9,174
                                                                     --------       --------       --------

TOTAL liabilities and shareholders' equity                           $ 14,103       $ 14,236       $ 13,816
                                                                     ========       ========       ========

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                        NINE MONTHS ENDED              THREE MONTHS ENDED          YEAR ENDED
                                                           SEPTEMBER 30,                  SEPTEMBER 30,            DECEMBER 31,
                                                   ---------------------------     ---------------------------
                                                      2006            2005             2006            2005           2005
                                                   -----------     -----------     -----------     -----------     -----------
                                                                            UNAUDITED                                AUDITED
                                                   -----------------------------------------------------------     -----------

Revenues                                           $     8,170     $     8,551     $     2,652     $     3,013     $    11,563
Cost of revenues                                      (*)2,641           2,954         (**)813           1,061           3,802
                                                   -----------     -----------     -----------     -----------     -----------

Gross profit                                             5,529           5,597           1,839           1,952           7,761
                                                   -----------     -----------     -----------     -----------     -----------

Operating expenses:
   Research and development, net                      (*)2,873           3,442         (**)915           1,118           4,395
   Selling and marketing                              (*)2,397           3,881         (**)814             984           4,797
   General and administrative                         (*)1,954           2,310         (**)746             588           2,830
                                                   -----------     -----------     -----------     -----------     -----------

TOTAL operating expenses                                 7,224           9,633           2,475           2,690          12,022
                                                   -----------     -----------     -----------     -----------     -----------

Operating loss                                          (1,695)         (4,036)           (636)           (738)         (4,261)
Financial income (expenses), net                           (49)             96             (60)             (8)             53
                                                   -----------     -----------     -----------     -----------     -----------

Loss before taxes on income                             (1,744)         (3,940)           (696)           (746)         (4,208)
Taxes on income                                              3               -               -               -              10
                                                   -----------     -----------     -----------     -----------     -----------

Loss before equity in earnings of
   affiliate                                            (1,747)         (3,940)           (696)           (746)         (4,218)
Equity in earnings of affiliate                            170              59              52              48               2
                                                   -----------     -----------     -----------     -----------     -----------

Net loss                                           $    (1,577)    $    (3,881)    $      (644)    $      (698)    $    (4,216)
                                                   ===========     ===========     ===========     ===========     ===========

Basic and diluted net loss per Ordinary share      $     (0.27)    $     (0.79)    $     (0.11)    $     (0.13)    $     (0.83)
                                                   ===========     ===========     ===========     ===========     ===========

Weighted average number of Ordinary shares used
   in computing basic and diluted net loss per
   share                                             5,758,850       4,885,710       5,765,289       5,306,565       5,092,117
                                                   ===========     ===========     ===========     ===========     ===========

(*)  Including stock-based employee compensation in the amounts of $ 20, $ 82, $
     14 and $ 59 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

(**) Including stock-based employee compensation in the amounts of $5, $22,
     $4 and $13 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.